Bonanza

September 14, 2006

Attention: Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
450 5th Street N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re:	American Bonanza Gold Corporation (the “Corporation”)
Form 20-F for Fiscal year Ended December 31, 2005
Filed April 10, 2006
File No. 0-29916

Ladies and Gentlemen:

We are writing in response to your letter of August 22, 2006 to address the matters raised in that letter. We are also currently preparing a response to the engineering matters raised in your letter of August 25, 2006. We expect to be in a position to respond to that letter by the close of business on September 21, 2006. We will file an amended Form 20F with that response.

Our response has been generated in consultation with our auditors and legal counsel. Where your comment would necessitate revisions to our financial statements, we have incorporated such revisions in our responses below. The proposed changes to the audited financial statements in response to your comments are not considered significant and we propose to adjust in future filings only. The paragraph numbers in this letter correspond to the numbered items in your letter of August 22, 2006.

Our responses to the specific matters raised in your letter are as follows:

1	Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Please provide the audit report of Tony M. Ricci, Inc. for the year ended December 31, 2003. Refer to Item 8.A.3 of Form 20-F.

As requested we will to include the audit report of Tony M. Ricci, Inc. for the year ended December 31, 2003 in the amended the Form 20-F filed when we file it on EDGAR. Please note that the Form 20-F filed on SEDAR on March 30, 2006 does include this audit report and it was inadvertently left out of the Form 20-F EDGAR filing.

American Bonanza Gold Corp.
Suite 305 - 675 West Hastings Street
Vancouver, British Columbia
Canada, V6B 1N2
Telephone (604) 688-7523
Facsimile (604) 681-0122

2	Note 4 Significant Accounting Policies

Asset Retirement Obligation, page F-10

We note you own interests in mine properties previously operated by other companies. Additionally, we note your disclosure on page 45 suggesting that the entire accrued asset retirement obligation relates solely to the Fenelon Project. Please clarify and disclose whether you have asset retirement obligations associated with your other mining interests and how you concluded that the $29,624 accrual is sufficient on a consolidated basis. In this regard, we note that the Copperstone mine is a developed mine. Clarify for us whether you have remediation responsibility for this mine or any other developed mine.

The current accrued asset retirement obligation relates solely to the Fenelon Project and includes minor environmental reclamation related to prior mine tailings and reclamation costs of current exploration programs. These minor environmental reclamation obligations consist mainly of costs relating to the smoothing of overburden waste piles and distribution of humus as a top covering. We have reviewed and assessed our asset retirement obligations associated with our other mining interests and concluded that such liabilities were immaterial and therefore not recognized. The Company’s activities at its properties consist of drilling activities only and reclamation for drilling activities is performed as soon as the drilling is completed, including removing drill casings and capping holes with cement. Taurus’s historical mine has previously been reclaimed.

The Company holds a 100% leasehold interest in the Copperstone Project. The Landlord is The Living Trust and the lease term was initially for a ten year starting June 12, 1995 and was renewed for a further ten years beginning June 12, 2005. The property was a former open pit mine which operated during the period 1987 to 1993, producing approximately 500,000 ounces of gold. At the time the Company acquired the project it was not in operation and has not operated since that time. Under the terms of the lease agreement, all prior reclamation liabilities that may arise will be assumed by the past operator. Accordingly, the Company is not liable for any reclamation or environmental obligations that were created or caused by the former lessees or entities prior to the date it acquired the property. The Company’s primary activity to date has been exploration and development drilling from underground and surface. Reclamation liabilities resulting from this drilling are minimal and reclamation is performed as drilling activities are completed by removing all drill casings and capping the holes, similar to the other exploration properties. As the underground decline was accesed from the base of the open pit, it is deemed a zero disturbance and not subject to reclamation or environmental liability. The current underground access will be closed and capped at the conclusion of the development program and or at the conclusion of commercial production should commercial production be achieved.

3	Impairment of Long Lived Assets, F-11

Please expand your disclosures to clarify at what level you aggregate assets for impairment testing. Refer to paragraph 12 of SIS 3063 of CICA Handbook.

We propose that in future filings the disclosure in Note 4 to the financial statements be amended to clarify the level at which we aggregate assets for impairment testing, as follows (underlined text indicates new text added):

Impairment of long-lived assets

The Corporation determines if any impairment exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. In recognizing and measuring an impairment loss, an asset may be grouped with other assets and liabilities which have largely independent cash flows from other assets and liabilities. An impairment loss is then required, if the carrying amount of a long-lived asset or net asset group exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition. The amount of loss is measured as the amount by which the long-lived asset’s or net asset group’s carrying value exceeds their fair value.

4	Note 7 Mineral Properties

(b) Taurus and Fairstar Mineral Interests, page F-15

We note your disclosure that you hold a 100% interest in the Fenelon project and that upon completion of the installment payments due to Cyprus of $450,000, "Cyprus will relinquish all of its rights in respect of the Fenelon property and the other Casa Berardi properties in exchange for a royalty." Please expand your disclosures to describe the "rights" of Cyprus to which you refer.

The Corporation holds an option to acquire the Fenelon project and various other mineral property interests. The only remaining obligation of the Corporation to complete the acquisition of the Fenelon project is to make the $450,000 in installment payments to Cyprus Canada Inc. (“Cyprus”) upon commencement of commercial production (disclosed in the Note). Until this remaining obligation is met, Cyprus remains entitled to receive the property back from the Corporation in the event that the Corporation determines to abandon the property. While this residual right is not disclosed in the Note, we believe that the Note accurately discloses our obligations to Cyprus. In future filings, we propose to revise the disclosure to read as follows:

(i)	Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec, approximately 30 kilometers east of the Corporation's Martiniere gold property consists of 454 mining claims totaling
17,830 acres. The Corporation acquired its interest in the Fenelon project as a result of the Arrangement as summarized in note 2. Pursuant to a 1998 agreement between Cyprus
Canada Inc. (“Cyprus”) and International Taurus Resources Inc. (“Taurus”) and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire
Cyprus’s 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway-Noyon and La Peltrie properties) property. The remaining consideration included 2,027,579 common shares of Taurus which were issued and three installments of $150,000 (total $450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter. The remaining installments are required to be paid in order to exercise its option to acquire Cyprus’s 62% ownership in the Fenelon Property and the Casa Berardi portfolio of properties.

Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus. This is disclosed in note 7(b)(i) to the consolidated financial statements.

Upon making the final $150,000 installment, the Company will own a 100% interest in the Fenelon Property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

5	(c) Pamlico and Gold Bar, page F-16

We note the impairment of the Pamlico property. Please expand your note disclosures to include the required information set forth in paragraph 24 of SIS 3063 of CICA Handbook. Include the facts and circumstances leading to the impairment, such as the factors leading to your conclusion that you would no longer pursue the project.

For future filings, we propose to make the following disclosure regarding the Pamlico and Gold Bar properties (underlined text indicates new text added):

(c) Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, United States. The primary projects consisted of the Pamlico and Gold Bar.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented mining claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2005 and the claims held are in good standing until August 2006.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a further cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. On November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 to November 2005. In November 2005, the Corporation determined that cash resources were required for other active exploration projects and as a result elected not to make the final property payment and returned the Pamlico project to the property vendor for nil consideration and recognized a write-down of deferred mineral property expenditures of $1,742,720. .

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

On September 27, 2002 the Corporation entered into an Option Agreement with Northern Canadian Minerals Inc. (“Northern Canadian”). Under the terms of the Option Agreement, Northern Canadian was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totaling $3,600,000. On September 9, 2003 Northern Canadian elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

6	Note 13 Reconciliation Between Canadian & U.S. GAAP, page F-24

(i) Income Taxes

We note your fair value allocations set forth in note 2 of your financial statements. Additionally, we note that a substantial portion of the acquisition of the Taurus Resources and Fairstar Exploration mineral interest were acquired in exchange for common shares. Please quantify and describe how you have accounted for tax basis differences in your asset acquisitions for U.S. GAAP purposes. In this regard we note your disclosure on page 17 suggesting that the effect of recording future income taxes resulting from the transaction has been allocated to the mineral properties. Refer to paragraph 30 of SFAS 109.

Since the net assets of Taurus and Fairstar were acquired in return for common shares issued by the Company, temporary differences arose and were quantified for the differences between the assigned values and tax basis of assets and liabilities acquired. Resulting future income tax liabilities were recognized in the purchase equation. The majority of the tax basis differences related to taxable temporary differences of the mineral properties acquired and resulted in future income tax liabilities being recognized. The Company assessed its pre- acquisition valuation allowance on its future income tax assets and such valuation allowance was reduced as a result of the expected reversal of future tax liabilities acquired on these net assets acquired.

This accounting treatment is consistent SFAS 109 and specifically with Emerging Issues Committee EIC 110 Accounting For Acquired Future Tax Benefits In Certain Purchase Transactions That are Not Business Combinations, EITF 98-11 Accounting For Acquired Future Tax Benefits In Certain Purchase Transactions That are Not Business Combinations and paragraph 226 of SFAS 109

7	(a) Mineral properties and deferred exploration costs, page F-24

We note your disclosure indicating- that the costs capitalized for U.S. GAAP purposes only include mineral property acquisition costs. Please clarify for us in specific detail the costs include in acquisition costs

Costs capitalized for US GAAP purposes include only mineral property acquisition costs. These include cash and non-cash third party costs (including debits arising on any future income tax liabilities recognized on acquisition) to acquire an ownership interest in a mineral property. Mineral property option payments and costs incurred pursuant to option agreements required to retain an interest or earn a future interest in a mineral property are excluded. Included in December 31, 2005 capitalized costs are:

Mineral property acquisition allocation – Taurus and Fairstar
(see table in note 7 to the consolidated financial statements
for allocation to individual properties)-	$24,614,121
Costs in exchange for a % interest in property:
Copperstone	2,420,981
D-zone portion	1,239,046
Gold Bar	322,915

Total	$28,597,063

Closing Comments

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

We trust the forgoing explanations adequately address all the Staff’s comments raised in the August 22, 2006 letter. If you would like any additional information or clarification of any issues, please feel free to contact the writer.

Yours truly,

AMERICAN BONANZA GOLD CORP.

“Giulio Bonifacio”

Giulio T. Bonifacio
Executive VP & Chief Financial Officer